Exhibit 99.1

Luckin Coffee Announces Third Quarter 2026 Financial Results

Net Revenues Increased by 17.0% Year-over-Year to RMB17.9 Billion

GAAP Operating Income Increased by 55.1% Year-over-Year to RMB2.8 Billion, with Operating Margin Expanding to 15.4%

Average Monthly Transacting Customers Reached Another Record High of 123.0 Million

BEIJING, November 3, 2026 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months ended September 30, 2026.

THIRD QUARTER 2026 HIGHLIGHTS1

•	Total net revenues were RMB17,891.5 million (US$2,666.0 million), representing a 17.0% year-over-year increase.

•	Net new store openings were 2,599, comprising 2,543 stores in China (including Hong Kong), 14 stores in Singapore, 40 stores in Malaysia and 2 stores in the U.S. Total number of stores increased to 38,909 at the third quarter end, comprising 25,402 self-operated stores and 13,507 partnership stores, which represented a store unit growth of 7.2% from the total store count as of the end of the second quarter of 2026.

•	Average monthly transacting customers reached another record high of 123.0 million, representing a 9.6% year-over-year increase.

•	Revenues from self-operated stores were RMB12,939.8 million (US$1,928.2 million), representing a 16.8% year-over-year increase.

•	Same-store sales growth for self-operated stores was negative 11.1%, compared to 14.3% in the same quarter of 2025, primarily reflecting a high prior-year comparison base due to elevated subsidies offered by food delivery platforms during the comparable period.

•	Store-level operating profit – self-operated stores was RMB3,019.3 million (US$449.9 million), representing a 55.5% year-over-year increase. Store-level operating margin improved by 5.8 percentage points year-over-year to 23.3%.

•	Revenues from partnership stores were RMB4,242.7 million (US$632.2 million), representing an 11.7% year-over-year increase.

•	GAAP operating income was RMB2,755.9 million (US$410.7 million), representing a 55.1% year-over-year increase. GAAP operating margin improved by 3.8 percentage points year-over-year to 15.4%. Non-GAAP operating income, which adjusts for share-based compensation expenses and deal-related expenses for long-term equity investment, was RMB3,047.0 million (US$454.0 million), representing a 58.2% year-over-year increase. Non-GAAP operating margin improved by 4.4 percentage points year-over-year to 17.0%.

Dr. Jinyi Guo, Co-founder and CEO of Luckin Coffee, said, “Our execution of the high-quality, scaled growth strategy continued to yield positive results. Amid growing coffee demand in China, our average monthly transacting customers reached another record high, while we maintained an industry-leading pace of store expansion. We also continued to improve profitability, with quarterly non-GAAP net income reaching a record RMB2.1 billion. These results further validate our digitally driven end-to-end business model and reinforce our confidence in capturing the secular growth opportunities in China’s coffee market. With this in mind, we are pleased to announce that our board has approved a new share repurchase program of up to US$500 million. Looking ahead, we remain focused on market share gains and long-term value creation for shareholders.”

1 Please refer to the section “KEY DEFINITIONS” on Page 4 for detailed definitions on certain terms used.

THIRD QUARTER 2026 FINANCIAL RESULTS

Total net revenues were RMB17,891.5 million (US$2,666.0 million), representing an increase of 17.0% from RMB15,287.1 million in the same quarter of 2025. Net revenues growth was primarily driven by a 19.7% year-over-year increase in GMV, which reached RMB20.7 billion, as a result of an increase in the number of products sold resulting from growth in (i) the number of stores in operation as well as (ii) monthly transacting customers.

•	Revenues from product sales were RMB13,648.7 million (US$2,033.8 million), representing an increase of 18.8% from RMB11,488.3 million in the same quarter of 2025.

•	Net revenues from freshly brewed drinks increased to RMB12,438.4 million (US$1,853.4 million) from RMB10,632.9 million in the same quarter of 2025. This revenue stream accounted for 69.5% of total net revenues, largely consistent with the same quarter of 2025.

•	Net revenues from other products increased to RMB1,051.9 million (US$156.7 million) from RMB622.5 million in the same quarter of 2025. This revenue stream accounted for 5.9% of total net revenues, compared to 4.1% in the same quarter of 2025.

•	Net revenues from others were RMB158.4 million (US$23.7 million), compared to RMB232.9 million in the same quarter of 2025. The decrease was mainly due to lower revenue from delivery for self-operated stores. This revenue stream accounted for 0.9% of total net revenues, compared to 1.4% in the same quarter of 2025.

•	Revenues from partnership stores were RMB4,242.7 million (US$632.2 million), representing an increase of 11.7% from RMB3,798.9 million in the same quarter of 2025. This revenue stream accounted for 23.7% of total net revenues, compared to 24.9% in the same quarter of 2025. Revenues from partnership stores included sales of materials of RMB2,811.2 million (US$418.9 million), delivery service fees of RMB606.3 million (US$90.3 million), profit sharing and royalty fee of RMB580.8 million (US$86.5 million), sales of equipment of RMB214.5 million (US$32.0 million), and franchise and other service fees of RMB30.0 million (US$4.5 million).

Total operating expenses were RMB15,135.5 million (US$2,255.3 million), representing an increase of 12.0% from RMB13,510.6 million in the same quarter of 2025. The increase primarily resulted from the Company’s business expansion. Operating expenses as a percentage of total net revenues decreased to 84.6% from 88.4% in the same quarter of 2025, mainly due to delivery expenses decreasing as a percentage of total net revenues.

•	Cost of materials were RMB6,854.2 million (US$1,021.3 million), representing an increase of 23.7% from RMB5,539.9 million in the same quarter of 2025. The increase was primarily attributable to (i) higher product sales volume and (ii) increased sales of materials to partnership stores.

•	Store rental and other operating costs were RMB3,925.4 million (US$584.9 million), representing an increase of 26.7% from RMB3,097.1 million in the same quarter of 2025. The increase mainly resulted from expanded store footprint and increased items sold which led to year-over-year increases in (i) labor costs, (ii) store rental costs as well as (iii) utilities and other store operating costs.

•	Depreciation and amortization expenses were RMB490.9 million (US$73.2 million), representing an increase of 19.7% from RMB410.0 million in the same quarter of 2025. The increase was mainly due to (i) greater depreciation expenses from new equipment deployed at stores and (ii) higher store leasehold improvement amortization.

•	Delivery expenses were RMB1,789.0 million (US$266.6 million), representing a significant decrease of 38.1% from RMB2,889.2 million in the same quarter of 2025. The decrease was mainly due to a notable shift in order mix from delivery to pick-up.

•	Sales and marketing expenses were RMB976.2 million (US$145.5 million), representing an increase of 30.0% from RMB751.2 million in the same quarter of 2025. The increase was mainly driven by higher spending on advertising and other promotion expenses. Sales and marketing expenses as a percentage of total net revenues was 5.5%, compared to 4.9% in the same quarter of 2025.

•	General and administrative expenses were RMB1,075.3 million (US$160.2 million), representing an increase of 35.5% from RMB793.4 million in the same quarter of 2025. The increase was mainly driven by increases in (i) share-based compensation for management and employees, (ii) payroll costs for general and administrative staff, and (iii) research and development expenses. General and administrative expenses as a percentage of total net revenues was 6.0%, compared to 5.2% in the same quarter of 2025.

•	Store preopening and other expenses were RMB23.4 million (US$3.5 million), representing a decrease of 14.8% from RMB27.4 million in the same quarter of 2025, mainly due to fewer stores preparing to be opened compared to the same quarter of 2025. Store preopening and other expenses as a percentage of total net revenues was 0.1%, compared to 0.2% in the same quarter of 2025.

•	Losses and expenses related to Fabricated Transactions and Restructuring were RMB1.1 million (US$0.2 million), compared to RMB2.3 million in the same quarter of 2025.

•	Store-level operating margin - self-operated stores was 23.3%, improving by 5.8 percentage points from 17.5% in the same quarter of 2025.

GAAP operating income was RMB2,755.9 million (US$410.7 million), representing an increase of 55.1% from RMB1,776.6 million in the same quarter of 2025. GAAP operating margin was 15.4%, an increase of 3.8 percentage points from 11.6% in the same quarter of 2025. Non-GAAP operating income was RMB3,047.0 million (US$454.0 million), representing an increase of 58.2% from RMB1,925.7 million in the same quarter of 2025. Non-GAAP operating margin was 17.0%, an increase of 4.4 percentage points from 12.6% in the same quarter of 2025. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Income tax expenses were RMB914.1 million (US$136.2 million), compared to RMB560.1 million in the same quarter of 2025. The growth was mainly due to higher profits earned in this quarter.

Net income was RMB1,858.9 million (US$277.0 million), representing an increase of 45.4% from RMB1,278.3 million in the same quarter of 2025. Net margin was 10.4%, an increase of 2.0 percentage points from 8.4% in the same quarter of 2025. Non-GAAP net income was RMB2,144.8 million (US$319.6 million), representing an increase of 50.9% from RMB1,421.4 million in the same quarter of 2025. Non-GAAP net margin was 12.0%, an increase of 2.7 percentage points from 9.3% in the same quarter of 2025.

Basic and diluted net income per ADS was RMB5.92 (US$0.88) and RMB5.92 (US$0.88), respectively, compared to RMB4.00 and RMB3.92 in the same quarter of 2025, respectively.

Non-GAAP basic and diluted net income per ADS was RMB6.80 (US$1.04) and RMB6.80 (US$1.04), respectively, compared to RMB4.40 and RMB4.40 in the same quarter of 2025, respectively.

Net cash provided by operating activities was RMB4,131.8 million (US$615.7 million), compared to RMB2,069.2 million in the same quarter of 2025.

Cash and cash equivalents, restricted cash, term deposits and short-term investments were RMB14,333.4 million (US$2,135.8 million) as of September 30, 2026, compared to RMB8,964.4 million as of December 31, 2025.

SHARE REPURCHASE PROGRAM UPDATE AND ADDITIONAL AUTHORIZATION

Pursuant to the Company’s share repurchase program announced in April 2026 and upsized in September 2026, with an aggregate authorized amount of US$500 million (the “Existing Share Repurchase Program”), the Company repurchased a total of 95.8 million Class A ordinary shares (equivalent to 12.0 million American depositary shares (“ADSs”)) for a total consideration of US$391.0 million as of September 30, 2026.

Separately, the Company’s board of directors has approved a new share repurchase program (the “New Share Repurchase Program”), under which the Company may repurchase up to US$500 million of its Class A ordinary shares in the form of ADSs for a 12-month period. The New Share Repurchase Program will commence upon the earlier of (i) the full utilization of the existing US$500 million share repurchase authorization and (ii) the expiration of the term of the Existing Share Repurchase Program.

The Company’s share repurchases, if any, under the New Share Repurchase Program may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, block trades and/or through other legally permissible means, depending on market and economic conditions and other factors, including share price, applicable legal and regulatory requirements, the Company's insider trading policy and capital availability. Open-market repurchases may be conducted in reliance on Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), where applicable, and repurchases may also be effected pursuant to trading plans intended to satisfy the requirements of Rule 10b5-1 under the Exchange Act.

The New Share Repurchase Program does not obligate the Company to acquire any particular number of ADSs or to expend any particular amount. The Company's board of directors will review the New Share Repurchase Program periodically and may authorize adjustments to its terms or size, or suspend or terminate the program at any time.

KEY OPERATING DATA

	For the three months ended or as of
	Mar 31,	June 30,	Sep 30,	Dec 31,	Mar 31,	June 30,	Sep 30,
	2025	2025	2025	2025	2026	2026	2026
Total stores	24,097	26,206	29,214	31,048	33,596	36,310	38,909
Self-operated stores	15,598	16,968	18,882	20,234	21,807	23,734	25,402
Partnership stores	8,499	9,238	10,332	10,814	11,789	12,576	13,507
Same-store sales growth for self-operated stores	9.2%	13.8%	14.3%	1.3%	(0.1)%	(5.3)%	(11.1)%
Average monthly transacting customers (in thousands)	74,272	91,697	112,295	98,351	93,089	112,707	123,019

KEY DEFINITIONS

•	GMV (gross merchandise value) refers to the transaction amount from the sales of freshly brewed and non-freshly brewed items through self-operated stores and partnership stores.

•	Total net revenues include revenues from product sales and revenues from partnership stores.

•	Revenues from product sales mainly include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores, e-commerce, offline sales and revenue from delivery for self-operated stores.

•	Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores, and delivery fees derived from self-operated stores paid by the Company’s customers.

•	Revenues from partnership stores include net revenue from the sales of materials, equipment, delivery services, profit sharing and royalty fees, franchise and other services from partnership stores.

•	Same-store sales growth for self-operated stores. Defined as the year-over-year growth rate of total revenues from self-operated stores that are identified as qualifying on a monthly basis, meaning stores that were in operation at the beginning of the comparable month and remained open through the end of the current month. Same-store sales growth is calculated by dividing the sum of each current month’s revenue from qualified self-operated stores by the sum of each comparable month’s revenue from those same qualified self-operated stores. Beginning in the first quarter of 2026, we adjusted this definition to better reflect the sales growth of our self-operated stores. Comparative figures from previous periods presented have been adjusted to conform to the updated definition.

•	Store-level operating profit - self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, commissions to third-party delivery platforms related to revenues from self-operated stores, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, delivery expense, transaction fees, store preopening and other expenses from the Company’s self-operated store revenues.

•	Store-level operating margin - self-operated stores. Calculated by dividing store-level operating profit by total revenues from self-operated stores.

•	Total number of stores. The number of stores open at the end of the period.

•	Net new store openings. The number of gross new stores opened during the period minus the number of stores permanently closed during the period.

•	Average monthly transacting customers. The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

•	Non-GAAP operating income. Calculated by operating income excluding share-based compensation expenses and deal-related expenses for long-term equity investment.

•	Non-GAAP net income. Calculated by net income excluding recurring item of share-based compensation expenses, one-off item of deal-related expenses for long-term equity investment and income tax effects of GAAP to non-GAAP reconciling items.

•	Non-GAAP net income attributable to the Company’s ordinary shareholders. Calculated by adjusting net income attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses, one-off item of deal-related expenses for long-term equity investment and income tax effects of GAAP to non-GAAP reconciling items.

•	Non-GAAP basic and diluted net income per share. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

•	Non-GAAP basic and diluted net income per ADS. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP operating income/(loss) and non-GAAP net income/(loss), each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating income/(loss) as operating income/(loss) excluding share-based compensation expenses and deal-related expenses for long-term equity investment, non-GAAP net income/(loss) as net income/(loss) excluding recurring item of share-based compensation expenses, one-off item of deal-related expenses for long-term equity investment and income tax effects of GAAP to non-GAAP reconciling items, and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses, one-off item of deal-related expenses for long-term equity investment and income tax effects of GAAP to non-GAAP reconciling items.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at the rate of RMB6.7110 to US$1.00, the exchange rate on September 25, 2026 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

CONFERENCE CALL

The Company will host a conference call today, on Tuesday, November 3, 2026, at 8:00 am Eastern Time (or Tuesday, November 3, 2026, at 9:00 pm Beijing Time) to discuss the financial results.

Participants may access the call by dialing the following numbers:

USA/Canada Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China:	+86-400-120-6115
Hong Kong:	+852-58081995
Conference ID:	5849826

The replay will be accessible through November 10, 2026, by dialing the following numbers:

USA/Canada Toll Free:	+1-855-669-9658
International:	+1-412-317-0088
Access Code:	9066982

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at investor.lkcoffee.com.

SAFE HARBOR STATEMENTS

This earnings release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in the coffee industry or the food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; governmental policies and regulations relating to Luckin Coffee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information. Accordingly, you should not place undue reliance upon these preliminary estimates. The preliminary unaudited financial information included in this press release has been prepared by, and is the responsibility of, the Company’s management. The Company’s auditor has not audited, reviewed, compiled or applied agreed-upon procedures with respect to such preliminary financial data. Accordingly, the Company’s auditor does not express an opinion or any other form of assurance with respect thereto. Upon completion of the year-end audit, the Company’s audited financial results may differ materially from its preliminary estimates.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee IR

Email: ir@lkcoffee.com

Bill Zima

ICR

Phone: 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@lkcoffee.com

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2025

AND UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2026

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2025	September 30, 2026 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,294,112	7,586,125	1,130,402
Restricted cash	5,362	114,189	17,015
Term deposit - current	3,328,423	846,306	126,107
Short-term investment, net	2,579,000	5,025,000	748,771
Accounts receivable, net	156,330	198,433	29,568
Receivables from online payment platforms	580,557	798,733	119,018
Inventories, net	2,966,506	2,850,378	424,732
Prepaid expenses and other current assets, net	2,520,657	2,643,249	393,868
Total current assets	14,430,947	20,062,413	2,989,481

Non-current assets:
Long-term investment, net	-	644,256	96,000
Property and equipment, net	6,289,986	6,884,123	1,025,797
Restricted cash	57,459	61,782	9,206
Term deposit - non-current	700,000	700,000	104,306
Other non-current assets, net	968,836	1,036,719	154,481
Deferred tax assets, net	217,036	261,122	38,910
Operating lease, right-of-use assets	7,637,320	8,676,659	1,292,901
Total non-current assets	15,870,637	18,264,661	2,721,601
TOTAL ASSETS	30,301,584	38,327,074	5,711,082

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	-	3,250,000	484,280
Accounts payable	1,103,767	1,430,827	213,206
Accrued expenses and other liabilities	4,148,323	5,611,880	836,221
Deferred revenues	156,290	139,553	20,794
Payable for equity litigants settlement	149,887	143,569	21,393
Operating lease liabilities	2,948,353	3,374,458	502,825
Total current liabilities	8,506,620	13,950,287	2,078,719

Non-current liabilities:
Deferred tax liabilities	339,797	533,355	79,475
Operating lease liabilities	4,315,808	4,859,441	724,101
Total non-current liabilities	4,655,605	5,392,796	803,576
Total liabilities	13,162,225	19,343,083	2,882,295

Commitments and contingencies

Mezzanine equity
Convertible senior preferred shares	1,514,660	1,514,660	225,698

Shareholders’ equity:
Class A Ordinary shares	24	24	4
Class B Ordinary shares	2	2	0
Additional paid-in capital	17,278,391	18,002,875	2,682,592
Statutory reserves	453,625	452,759	67,465
Treasury shares	-	(2,654,127)	(395,489)
Accumulated earnings/(deficits)	(2,438,985)	1,413,317	210,597
Accumulated other comprehensive income	331,642	254,481	37,920
Total Company’s ordinary shareholders’ equity	15,624,699	17,469,331	2,603,089
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	30,301,584	38,327,074	5,711,082

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Revenues from product sales	11,488,260	13,648,725	2,033,784	27,764,284	34,846,795	5,192,490
Revenues from partnership stores	3,798,852	4,242,733	632,206	8,746,978	10,925,768	1,628,039
Total net revenues	15,287,112	17,891,458	2,665,990	36,511,262	45,772,563	6,820,529

Cost of materials	(5,539,919)	(6,854,198)	(1,021,338)	(13,675,678)	(17,832,121)	(2,657,148)
Store rental and other operating costs	(3,097,088)	(3,925,426)	(584,924)	(8,091,301)	(10,600,680)	(1,579,598)
Depreciation and amortization expenses	(409,964)	(490,916)	(73,151)	(1,123,074)	(1,416,033)	(211,002)
Delivery expenses	(2,889,182)	(1,788,969)	(266,573)	(5,247,879)	(4,714,737)	(702,539)
Sales and marketing expenses	(751,239)	(976,243)	(145,469)	(1,840,153)	(2,633,713)	(392,447)
General and administrative expenses	(793,449)	(1,075,277)	(160,226)	(2,210,822)	(2,911,145)	(433,787)
Store preopening and other expenses	(27,428)	(23,378)	(3,484)	(59,756)	(65,467)	(9,755)
Impairment loss of long-lived assets	-	-	-	(5,509)	(153)	(23)
Losses and expenses related to Fabricated Transactions and Restructuring	(2,289)	(1,119)	(167)	(5,596)	(3,790)	(565)
Total operating expenses	(13,510,558)	(15,135,526)	(2,255,332)	(32,259,768)	(40,177,839)	(5,986,864)
Operating income	1,776,554	2,755,932	410,658	4,251,494	5,594,724	833,665

Interest and investment income	54,134	41,836	6,234	133,326	120,728	17,990
Interest and financing expenses	-	(12,978)	(1,934)	(125)	(14,942)	(2,226)
Foreign exchange loss, net	(2,707)	(19,517)	(2,908)	(12,797)	(48,867)	(7,282)
Other income, net	10,476	7,726	1,151	59,824	25,141	3,746

Net income before income taxes	1,838,457	2,772,999	413,201	4,431,722	5,676,784	845,893
Income tax expense	(560,133)	(914,118)	(136,212)	(1,349,530)	(1,825,348)	(271,993)
Net income	1,278,324	1,858,881	276,989	3,082,192	3,851,436	573,900
Net income attributable to the Company’s ordinary shareholders	1,278,324	1,858,881	276,989	3,082,192	3,851,436	573,900

Net income per share:
Basic	0.50	0.74	0.11	1.20	1.50	0.22
Diluted	0.49	0.74	0.11	1.19	1.50	0.22
Net income per ADS:
Basic*	4.00	5.92	0.88	9.60	12.00	1.76
Diluted*	3.92	5.92	0.88	9.52	12.00	1.76

Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,564,658,430	2,517,371,654	2,517,371,654	2,564,658,441	2,559,798,522	2,559,798,522
Diluted	2,586,724,800	2,525,722,598	2,525,722,598	2,584,194,116	2,566,517,865	2,566,517,865

Net income	1,278,324	1,858,881	276,989	3,082,192	3,851,436	573,900
Other comprehensive income, net of tax of nil:
Foreign currency translation difference, net of tax of nil	(17,645)	(3,768)	(561)	(54,739)	(77,161)	(11,498)
Total comprehensive income	1,260,679	1,855,113	276,428	3,027,453	3,774,275	562,402
Total comprehensive income attributable to the Company’s ordinary shareholders	1,260,679	1,855,113	276,428	3,027,453	3,774,275	562,402

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	2,069,201	4,131,760	615,669	5,526,280	7,547,764	1,124,685
Net cash used in investing activities	(3,750,368)	(4,142,204)	(617,225)	(7,339,419)	(2,682,901)	(399,776)
Net cash provided by/(used in) financing activities	-	(21,045)	(3,136)	(333,600)	595,873	88,791
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	2,936	(18,569)	(2,767)	(13,695)	(55,573)	(8,281)
Net increase/(decrease) in cash and cash equivalents and restricted cash	(1,678,231)	(50,058)	(7,459)	(2,160,434)	5,405,163	805,419
Cash and cash equivalents and restricted cash at beginning of period	3,924,482	7,812,154	1,164,082	4,406,685	2,356,933	351,204
Cash and cash equivalents and restricted cash at end of period	2,246,251	7,762,096	1,156,623	2,246,251	7,762,096	1,156,623

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
A. Non-GAAP operating income
Operating income	1,776,554	2,755,932	410,658	4,251,494	5,594,724	833,665
Adjusted for:
Share-based compensation expenses	149,139	269,473	40,154	430,760	724,484	107,954
Deal-related expenses for long-term equity investment	-	21,636	3,224	-	21,636	3,224
Non-GAAP operating income	1,925,693	3,047,041	454,036	4,682,254	6,340,844	944,843

B. Non-GAAP net income
Net income	1,278,324	1,858,881	276,989	3,082,192	3,851,436	573,900
Adjusted for:
Share-based compensation expenses	149,139	269,473	40,154	430,760	724,484	107,954
Deal-related expenses for long-term equity investment	-	21,636	3,224	-	21,636	3,224
Income tax effects of GAAP to non-GAAP reconciling items	(6,030)	(5,165)	(770)	(15,225)	(12,842)	(1,914)
Non-GAAP net income	1,421,433	2,144,825	319,597	3,497,727	4,584,714	683,164
Non-GAAP net income attributable to the Company’s ordinary shareholders	1,421,433	2,144,825	319,597	3,497,727	4,584,714	683,164

C. Non-GAAP net income per share
Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,564,658,430	2,517,371,654	2,517,371,654	2,564,658,441	2,559,798,522	2,559,798,522
Diluted	2,586,724,800	2,525,722,598	2,525,722,598	2,584,194,116	2,566,517,865	2,566,517,865

Non-GAAP net income per share:
Basic	0.55	0.85	0.13	1.36	1.79	0.27
Diluted	0.55	0.85	0.13	1.35	1.79	0.27

Non-GAAP net income per ADS:
Basic*	4.40	6.80	1.04	10.88	14.32	2.16
Diluted*	4.40	6.80	1.04	10.80	14.32	2.16

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.